Exhibit 99.1

GCI LIBERTY REPORTS

THIRD QUARTER 2020 FINANCIAL RESULTS

Englewood, Colorado, November 5, 2020 - GCI Liberty, Inc. (“GCI Liberty”) (Nasdaq: GLIBA, GLIBP) today reported third quarter 2020 results.  Headlines include(1):

●	GCI(2) revenue increased 11% compared to the third quarter of 2019
▪	GCI Consumer revenue up 8%
▪	GCI Business revenue up 13%
●	GCI operating income increased $24 million and Adjusted OIBDA(3) up 27%
●	Liquidity as of September 30th
▪	$553 million of cash and cash equivalents, including $105 million at GCI
▪	$271 million undrawn capacity under the GCI senior credit facility

“GCI had a fantastic quarter,” said GCI CEO, Ron Duncan. “The launch of the Anchorage 5G network was a major milestone for the company and recent tests show that our wireless speeds are twice as fast as national competitors in the market. I’m particularly proud of the effort our team has made in 2020 to ensure our customers have the connectivity they need to work from home and learn from home. By providing low cost connectivity to schools across the state for low income students, GCI is helping bridge the digital divide.  We are committed to doing our part to make sure that no Alaskan is left behind.”

Corporate Update

On August 6, 2020, GCI Liberty and Liberty Broadband Corporation (“Liberty Broadband”) announced that they have entered into a definitive merger agreement under which Liberty Broadband has agreed to acquire GCI Liberty in a stock-for-stock merger (the “Combination”). Additional information regarding the Combination can be found in the press release and presentation issued by GCI Liberty on August 6, 2020 which are available at ir.gciliberty.com/index.php/news-releases and www.gciliberty.com/events, respectively, and the definitive merger proxy statement filed on October 30, 2020. GCI Liberty will hold a virtual special meeting of stockholders on December 15, 2020 at 10:30 a.m. (M.S.T.) where stockholders will be asked to consider and vote on proposals related to the Combination.

The closing of the Combination is subject to, among other things, certain regulatory approvals, including transfer of control approval by the Federal Communications Commission (“FCC”), waiting period requirements under the Hart-Scott-Rodino Act (“HSR”) and approval by the Regulatory Commission of Alaska (“RCA”). GCI Liberty and Liberty Broadband filed applications with the RCA on September 16, 2020. The RCA’s approval must become a final order before the Combination can close. The HSR waiting period expired on October 9, 2020. The FCC released public notice of approval of transfer of control on October 23, 2020, which is expected to become a final order on December 2, 2020 (subject to the absence of any applicable challenge). GCI Liberty expects the Combination to close no later than the first quarter of 2021, subject to COVID-19 related delays.

Note on COVID-19

GCI Liberty continues to monitor and assess the effects of the COVID-19 pandemic on its operations and various investments.

GCI has seen a substantial increase in network traffic since early March, with utilization stabilizing at approximately 25% greater than pre-COVID-19 levels. The network continues to perform well despite higher levels of traffic. To assist Alaskans impacted by the COVID-19 pandemic, the State of Alaska has restricted GCI and other service providers from charging late fees to or disconnecting residential customers impacted by COVID-19 until November 15, 2020. The following discussion includes the impact of GCI's COVID-19 related offers and programs on financial results and subscriber metrics. However, the financial impact of COVID-19 was not material to GCI Liberty’s operating results in the third quarter.

GCI Liberty is in compliance with all debt covenants as of September 30, 2020. GCI's leverage, as defined in its credit agreement, was 3.7x, versus a maximum allowable leverage of 6.5x.

Discussion of Results

Unless otherwise noted, the following discussion compares financial information for the three months ended September 30, 2020 to financial information for the same period in 2019.

GCI

The following table provides GCI’s operating metrics and financial results for the third quarter of 2019 and 2020.

	3Q19	3Q20	% Change
(amounts in thousands, except operating metrics)
GCI Consolidated Financial Metrics
Revenue
Consumer	$110,322	$119,327	8%
Business	110,706	124,939	13%
Total revenue	$221,028	$244,266	11%

Operating income (loss)	$3,663	$28,048	666%
Operating income margin (%)	1.7%	11.5%	980	bps

Adjusted OIBDA(a)	$71,960	$91,617	27%
Adjusted OIBDA margin(a) (%)	32.6%	37.5%	490	bps

GCI Consumer
Financial Metrics
Revenue
Wireless	$41,929	$43,749	4%
Data	42,920	47,852	11%
Video	21,198	23,931	13%
Voice	4,275	3,795	(11)%
Total revenue	$110,322	$119,327	8%
Operating Metrics
Wireless:
Revenue generating lines in service(b)	180,100	179,600	-%
Non-revenue generating lines in service(c)	8,300	2,700	(67)%
Wireless lines in service	188,400	182,300	(3)%
Data:
Revenue generating cable modem subscribers(d)	124,600	138,200	11%
Video:
Basic subscribers	82,200	76,000	(8)%
Homes passed	253,400	253,400	-%
Voice - Total access lines in service(e)	40,800	37,300	(9)%

GCI Business
Financial Metrics
Revenue
Wireless	$24,393	$21,440	(12)%
Data	70,813	90,377	28%
Video	4,115	2,277	(45)%
Voice	11,385	10,845	(5)%
Total revenue	$110,706	$124,939	13%
Operating Metrics
Wireless - Revenue generating lines in service(b)	21,100	25,200	19%
Data - Revenue generating cable modem subscribers(d)	9,000	12,800	42%
Voice - Total access lines in service(e)	34,800	33,400	(4)%

a)	See reconciling schedule 1.
b)	A revenue generating wireless line in service is defined as a wireless device with a monthly fee for services.
c)	A non-revenue generating wireless line in service is defined as a data-only line with no monthly fee for services.
d)

A revenue generating cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber.

e)	A local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

GCI revenue increased driven by growth in both consumer and business revenue. GCI Adjusted OIBDA increased due to the aforementioned higher revenue, which more than offset higher selling, general and administrative expenses.

GCI Consumer

Consumer revenue grew in the third quarter with wireless, data and video revenue gains more than offsetting a decline in voice. Wireless revenue growth was due to higher plan revenue. Data revenue growth was driven by higher subscriber counts. Both wireless and data revenue generating subscriber counts also increased on a sequential basis. The increase in video revenue was driven by reclassification of the cable advertising business from GCI Business to GCI Consumer effective August 1, 2020, due to the sale of certain broadcasting assets previously owned by GCI. Excluding the impact of this reclassification, video revenue was down in the quarter.

GCI Business

GCI Business revenue increased in the third quarter as higher data revenue more than offset declines in wireless, video and voice. Data revenue increased primarily from increases in the government, health and education businesses. Video revenue decreased due to the aforementioned sale of broadcast properties during the quarter and the subsequent reclassification of cable advertising sale revenue to GCI Consumer. Voice revenue declined slightly due to fewer subscribers. Wireless revenue declined driven by lower backhaul revenue and grant revenue, partially offset by higher roaming.

Rural Health Care (“RHC”) Update

On October 20, 2020, the Wireline Competition Bureau approved the cost-based rural rates GCI applied for services provided to its RHC customers for the funding years ending June 30, 2019 and June 30, 2020. Based on historical experience, GCI anticipates that it should collect the entire outstanding amount in accounts receivable related to these two funding years, approximately $175 million, within three to six months of receipt of the letter. The approval has no material impact on the income statement.

Capital Expenditures

Year to date, GCI has spent $102 million on capital expenditures, excluding capitalized interest and accrued capital expenditures from 2019. Capital expenditure spending was related primarily to investments in the wireless and hybrid fiber coax networks.

Share Repurchases

GCI Liberty did not repurchase shares from August 1, 2020 through October 31, 2020. The total remaining repurchase authorization for GCI Liberty is approximately $494 million.

FOOTNOTES

1)

GCI Liberty’s President and CEO, Greg Maffei, will discuss these headlines and other matters on GCI Liberty's earnings conference call which will begin at 11:15 a.m. (E.S.T.) on November 5, 2020.  For information regarding how to access the call, please see “Important Notice” later in this document.

2)

GCI Liberty’s principal asset is GCI Holdings, LLC (“GCI” or “GCI Holdings”), Alaska's largest communications provider. Other assets include its interests in Charter Communications, Inc. ("Charter"), Liberty Broadband Corporation and LendingTree.

3)	For a definition of Adjusted OIBDA and Adjusted OIBDA margin and applicable reconciliations, see the accompanying schedules.

GCI LIBERTY FINANCIAL METRICS

(amounts in millions)	3Q19	3Q20
Revenue
GCI Holdings	$221,028	$244,266
Corporate and other	6,016	2,626
Total GCI Liberty Revenue	$227,044	$246,892

Operating Income (Loss)
GCI Holdings	$3,663	$28,048
Corporate and other	(7,837)	(17,976)
Total GCI Liberty Operating Income (Loss)	$(4,174)	$10,072

Adjusted OIBDA
GCI Holdings	$71,960	$91,617
Corporate and other	(5,382)	(16,336)
Total GCI Liberty Adjusted OIBDA	$66,578	$75,281

NOTES

The following financial information with respect to GCI Liberty's investments in equity securities and equity affiliates is intended to supplement GCI Liberty's consolidated statements of operations which are included in its Forms 10-Q for the three months ended September 30, 2020.

Fair Value of Public Holdings

(amounts in millions)	6/30/2020	9/30/2020
Charter(1)	$2,733	$3,345
Liberty Broadband(1)	5,291	6,098
LendingTree(2)	997	1,057
Total	$9,021	$10,500

(1)

Represents fair value of the investments in Charter and Liberty Broadband. A portion of the Charter equity securities are considered covered shares and subject to certain contractual restrictions in accordance with the indemnification obligation, as described below.

(2)

Represents fair value of the investment in LendingTree. In accordance with GAAP, this investment is accounted for using the equity method of accounting and is included in the balance sheet of GCI Liberty at $166 million and $157 million at June 30, 2020 and September 30, 2020, respectively.

Cash and Debt

The following presentation is provided to separately identify cash and liquid investments and debt information.

(amounts in millions)	6/30/2020	9/30/2020
Cash and Cash Equivalents:
GCI	$88	$105
Corporate and other	464	448
Total GCI Liberty Consolidated Cash	$552	$553

Debt:
Senior Notes	$775	$775
Senior Credit Facility	511	511
Finance Leases and Other(1)	107	106
Total GCI Debt	$1,393	$1,392

Margin Loan	$1,300	$1,300
1.75% Exchangeable Senior Debentures due 2046	477	477
Total Corporate Level Debt	$1,777	$1,777

Total GCI Liberty Debt	$3,170	$3,169
Fair market value adjustment and deferred loan costs	196	353
Finance leases and tower obligation (excluded from GAAP Debt)	(100)	(99)
Total GCI Liberty Debt (GAAP)	$3,266	$3,423

Other Financial Obligations:
Indemnification Obligation(2)	$215	$310
Preferred Stock(3)	178	178

GCI Leverage(4)	4.2x	3.7x

(1)	Includes the Wells Fargo Note Payable and current and long-term obligations under finance leases and communication tower obligations.
(2)

Indemnity to Qurate Retail, pursuant to an indemnification agreement (the "indemnification agreement"), with respect to the Liberty Interactive LLC ("LI LLC") 1.75% exchangeable debentures due 2046 (the "Charter exchangeable debentures"), as described below.

(3)

Preferred shares have a 7% coupon, $25 per share liquidation preference plus accrued and unpaid dividends and 1/3 vote per share. The redemption date is the first business day following the twenty-first anniversary of the March 8, 2018 auto conversion. The preferred stock is considered a liability for GAAP purposes.

(4)	As defined in GCI's credit agreement.

GCI Liberty cash was flat in the quarter as an increase in cash at GCI was offset by corporate expense. GCI cash increased as cash from operations more than offset capital expenditures. Both GCI Liberty and GCI debt were flat for the quarter.

Subsequent to quarter end, on October 7, 2020, GCI, LLC (a wholly owned subsidiary of GCI Liberty) issued $600 million of 4.750% senior notes due 2028. The net proceeds of the offering, together with cash on hand and incremental borrowings under the senior credit facility, were used to fund the redemption of all $450 million of GCI, LLC’s 6.875% senior notes due 2025 and all $325 million of GCI, LLC’s 6.625% senior notes due 2024 on October 14, 2020 and October 23, 2020, respectively. In addition, on October 15, 2020, GCI, LLC amended its senior credit facility, which consisted of a $241 million term loan B and a $550 million revolving credit facility. The amendment, among other things, extended the maturity of the senior credit facility from December 27, 2023 to October 15, 2025 (provided that the term loan B is refinanced or repaid in full by April 15, 2025) and increased the aggregate principal amount of the term loan B to $400 million.

Pursuant to an indemnification agreement, GCI Liberty will compensate Qurate Retail for any payments made in excess of the adjusted principal amount of the LI LLC Charter exchangeable debentures to any holder that exercises its exchange right on or before the put/call date of October 5, 2023. This indemnity is supported by a negative pledge in favor of Qurate Retail on the reference shares of Class A common stock of Charter held at GCI Liberty that underlie the LI LLC Charter exchangeable debentures. The indemnification obligation on GCI Liberty's balance sheet is valued based on the estimated exchange feature in the LI LLC Charter exchangeable debentures. As of September 30, 2020, a holder of the LI LLC Charter exchangeable debentures has the ability to exchange, and accordingly, the indemnification obligation has been classified as a current liability.

Important Notice: GCI Liberty (Nasdaq: GLIBA, GLIBP) President and CEO, Greg Maffei, will discuss GCI Liberty's earnings release on a conference call which will begin at 11:15 a.m. (E.S.T.) on November 5, 2020.  The call can be accessed by dialing (800) 458-4121 or (323) 794-2093, passcode 9390868, at least 10 minutes prior to the start time.   The call will also be broadcast live across the Internet and archived on our website.  To access the webcast go to www.gciliberty.com/events.  Links to this press release and replays of the call will also be available on GCI Liberty's website.

This press release includes certain forward-looking statements, including statements about business strategies, market potential, future financial prospects, capital expenditures, the Combination, including satisfaction of conditions to the Combination and the timing of the Combination, the impact of COVID-19, Alaska's economy, the launch of new products and services, matters relating to the RHC program, indemnification by GCI Liberty, the continuation of our stock repurchase program and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our businesses, the satisfaction of conditions to the Combination, continued access to capital on terms acceptable to GCI Liberty, changes in law and government regulations, the availability of investment opportunities, general market conditions (including as a result of COVID-19) and market conditions conducive to stock repurchases. These forward-looking statements speak only as of the date of this press release, and GCI Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in GCI Liberty's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of GCI Liberty, including the most recent Forms 10-K and Forms 10-Q, for additional information about GCI Liberty and about the risks and uncertainties related to GCI Liberty's business which may affect the statements made in this press release.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell securities of Liberty Broadband or GCI Liberty. The offer and sale of shares in the Combination will only be made pursuant to Liberty Broadband’s effective registration statement. Liberty Broadband’s stockholders, GCI Liberty’s stockholders and other investors are urged to read the joint proxy statement/prospectus included in the registration statement on Form S-4 filed regarding the Combination and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Combination. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5700 or to GCI Liberty, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5900.

Participants in the Solicitation

Liberty Broadband and GCI Liberty and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Combination. Information about Liberty Broadband’s directors and executive officers is available in Liberty Broadband’s definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 10, 2020. Information about GCI Liberty’s directors and executive officers is available in GCI Liberty’s definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 10, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC and other relevant materials to be filed with the SEC, as well as any amendments or supplements to those documents, regarding the Combination when they become available. Investors should read the joint proxy statement/prospectus included in the registration statement on Form S-4 carefully before making any voting or investment decisions. You may obtain free copies of these documents from Liberty Broadband and GCI Liberty as indicated above.

NON-GAAP FINANCIAL MEASURES

To provide investors with additional information regarding our financial results, this press release includes a presentation of Adjusted OIBDA, which is a non-GAAP financial measure, for GCI Liberty (and certain of its subsidiaries) and GCI Holdings together with a reconciliation to that entity or such businesses’ operating income, as determined under GAAP. GCI Liberty defines Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, insurance proceeds, restructuring, acquisition and other related costs and impairment charges. Further, this press release includes Adjusted OIBDA margin which is also a non-GAAP financial measure. GCI Liberty defines Adjusted OIBDA margin as Adjusted OIBDA divided by revenue.

GCI Liberty believes Adjusted OIBDA is an important indicator of the operational strength and performance of its businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Because Adjusted OIBDA is used as a measure of operating performance, GCI Liberty views operating income as the most directly comparable GAAP measure. Adjusted OIBDA is not meant to replace or supersede operating income or any other GAAP measure, but rather to supplement such GAAP measures in order to present investors with the same information that GCI Liberty's management considers in assessing the results of operations and performance of its assets. Please see the attached schedules for applicable reconciliations.

SCHEDULE 1

The following table provides a reconciliation of GCI’s operating income to its Adjusted OIBDA for the three months ended September 30, 2019 and September 30, 2020, respectively.

GCI HOLDINGS ADJUSTED OIBDA RECONCILIATION

(amounts in thousands)	3Q19	3Q20
GCI Holdings
Operating Income	$3,663	$28,048
Depreciation and amortization	65,762	60,284
Stock-based compensation	4,017	3,285
Insurance proceeds and restructuring, net	(1,482)	—
Adjusted OIBDA	$71,960	$91,617

SCHEDULE 2

The following table provides a reconciliation of operating income (loss) calculated in accordance with GAAP to Adjusted OIBDA for GCI Liberty for the three months ended September 30, 2019 and September 30, 2020, respectively.

GCI LIBERTY ADJUSTED OIBDA RECONCILIATION

(amounts in thousands)	3Q19	3Q20
GCI Liberty
GCI Liberty Operating Income (Loss)	$(4,174)	$10,072
Stock-based compensation	5,768	4,521
Insurance proceeds and restructuring, net	(1,482)	—
Depreciation and amortization	66,466	60,688
Consolidated GCI Liberty Adjusted OIBDA	$66,578	$75,281
GCI Holdings	$71,960	91,617
Corporate and other	(5,382)	(16,336)

GCI LIBERTY, INC. AND SUBSIDIARIES

BALANCE SHEET INFORMATION

(unaudited)

	September 30,	December 31,
	2020	2019
	amounts in thousands,
	except share amounts
Assets
Current assets:
Cash and cash equivalents	$552,604	569,520
Trade and other receivables, net of allowance for doubtful accounts of $6,916 and $7,516, respectively	283,687	114,435
Other current assets	61,593	43,868
Total current assets	897,884	727,823
Investments in equity securities	3,350,749	2,605,293
Investments in affiliates, accounted for using the equity method	157,484	167,643
Investment in Liberty Broadband measured at fair value	6,097,955	5,367,242
Property and equipment, net	1,045,585	1,090,901
Intangible assets not subject to amortization
Goodwill	830,268	855,837
Cable certificates	305,000	305,000
Other	37,500	41,500
	1,172,768	1,202,337
Intangible assets subject to amortization, net	356,327	391,979
Tax sharing receivable	88,349	84,534
Other assets, net	192,741	295,693
Total assets	$13,359,842	11,933,445

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$117,728	92,893
Deferred revenue	26,748	27,886
Current portion of debt, including $820,035 and $0 measured at fair value, respectively	823,166	3,008
Indemnification obligation	309,541	202,086
Other current liabilities	84,161	69,149
Total current liabilities	1,361,344	395,022
Long-term debt, net, including $0 and $658,839 measured at fair value, respectively	2,599,521	3,263,210
Obligations under finance leases and tower obligations, excluding current portion	93,742	97,507
Long-term deferred revenue	48,724	57,986
Deferred income tax liabilities	1,865,998	1,527,109
Preferred stock	178,066	178,002
Derivative instrument	63,456	71,305
Other liabilities	116,301	133,020
Total liabilities	6,327,152	5,723,161
Equity
Stockholders’ equity:
Series A common stock, $0.01 par value. Authorized 500,000,000 shares; issued and outstanding 101,350,710 shares at September 30, 2020 and 101,306,716 shares at December 31, 2019	1,014	1,013
Series B common stock, $0.01 par value. Authorized 20,000,000 shares; issued and outstanding 4,488,568 shares at September 30, 2020 and 4,437,593 shares at December 31,2019	45	44
Series C common stock, $0.01 par value. Authorized 1,040,000,000 shares; no issued and outstanding at September 30, 2020 and December 31, 2019	—	—
Additional paid-in capital	3,231,926	3,221,885
Accumulated other comprehensive earnings (loss), net of taxes	8,148	(4,084)
Retained earnings	3,782,834	2,982,626
Total stockholders' equity	7,023,967	6,201,484
Non-controlling interests	8,723	8,800
Total equity	7,032,690	6,210,284
Commitments and contingencies
Total liabilities and equity	$13,359,842	11,933,445

GCI LIBERTY, INC. AND SUBSIDIARIES

STATEMENT OF OPERATIONS INFORMATION

(unaudited)

	Three months ended
	September 30,
	2020	2019
	amounts in thousands, except per share amounts
Revenue	$246,892	227,044
Operating costs and expenses:
Operating expense (exclusive of depreciation and amortization shown separately below)	69,561	72,637
Selling, general and administrative, including stock-based compensation	106,571	93,597
Depreciation and amortization expense	60,688	66,466
Insurance proceeds and restructuring, net	—	(1,482)
	236,820	231,218
Operating income (loss)	10,072	(4,174)
Other income (expense):
Interest expense (including amortization of deferred loan fees)	(29,722)	(38,353)
Share of earnings (losses) of affiliates, net	(9,035)	1,921
Realized and unrealized gains (losses) on financial instruments, net	1,172,685	156,165
Tax sharing agreement	26,146	2,362
Other, net	(7,314)	(540)
	1,152,760	121,555
Earnings (loss) before income taxes	1,162,832	117,381
Income tax (expense) benefit	(338,446)	(28,087)
Net earnings (loss)	824,386	89,294
Less net earnings (loss) attributable to the non-controlling interests	(26)	(28)
Net earnings (loss) attributable to GCI Liberty, Inc. shareholders	$824,412	89,322
Basic net earnings (loss) attributable to Series A and Series B GCI Liberty, Inc. shareholders per common share	$7.81	0.85
Diluted net earnings (loss) attributable to Series A and Series B GCI Liberty, Inc. shareholders per common share	$7.74	0.84

GCI LIBERTY, INC. AND SUBSIDIARIES

STATEMENT OF CASH FLOWS INFORMATION

(unaudited)

	Nine months ended
	September 30,
	2020	2019
	amounts in thousands
Cash flows from operating activities:
Net earnings (loss)	$803,112	1,226,824
Adjustments to reconcile net earnings (loss) to net cash from operating activities:
Depreciation and amortization	184,856	200,035
Stock-based compensation expense	11,389	18,153
Share of (earnings) losses of affiliates, net	7,504	2,443
Realized and unrealized (gains) losses on financial instruments, net	(1,199,560)	(1,844,863)
Deferred income tax expense (benefit)	336,874	478,850
Other, net	9,232	(2,843)
Change in operating assets and liabilities:
Current and other assets	(81,460)	39,289
Payables and other liabilities	(4,048)	(35,774)
Net cash provided (used) by operating activities	67,899	82,114
Cash flows from investing activities:
Capital expended for property and equipment	(107,247)	(108,633)
Proceeds from derivative instrument	—	105,866
Settlement of derivative instrument	—	(105,866)
Other investing activities, net	25,634	6,340
Net cash provided (used) by investing activities	(81,613)	(102,293)
Cash flows from financing activities:
Borrowings of debt	—	325,000
Repayment of debt, finance leases and tower obligations	(6,596)	(334,275)
Repurchases of GCI Liberty common stock	—	(43,910)
Other financing activities, net	(3,060)	(7,802)
Net cash provided (used) by financing activities	(9,656)	(60,987)
Net increase (decrease) in cash, cash equivalents and restricted cash	(23,370)	(81,166)
Cash, cash equivalents and restricted cash at beginning of period	576,150	492,032
Cash, cash equivalents and restricted cash at end of period	$552,780	410,866